Exhibit 99.e

SOURCE CAPITAL, INC.

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan (“Plan”) is available to all record holders of Common and Preferred Stock of Source Capital, Inc. (“Company”).  The Plan provides a simple, convenient and economical way to acquire additional shares of Common Stock by reinvesting dividends (including capital gains distributions) paid on your Common or Preferred shares.  Shares of Preferred Stock are not purchased under the Plan. The Plan is different than the Cash Investment Plan which is currently available to all record holders of Common Stock.  You may elect to participate in either or both of the Dividend Reinvestment Plan or the Cash Investment Plan. Mellon Bank, N.A. (“Administrator”) administers the Plan with certain administrative functions performed by its affiliate Mellon Investor Services, a registered transfer agent.

DESCRIPTION OF PLAN

The Plan permits you to reinvest dividends (including capital gains distributions) paid on your Common or Preferred shares to acquire additional shares of Common Stock.  If your shares are registered in a name other than your own and you want to participate, you must become a shareholder of record by having all or part of your Common or Preferred shares transferred to your name.  If you elect to participate, you must participate with all Common or Preferred shares held in the account in your name.  You may join the Plan at any time by enrolling online or by completing the enclosed Authorization Card and returning it to the Administrator.  See “How to Participate-Communications.”

If the Administrator receives your authorization on or before the record date established for payment of a particular dividend, reinvestment begins with that dividend payment.  If the authorization is received after the record date established for a particular dividend, the reinvestment begins with the next succeeding dividend. Once in the Plan, you remain a participant until you withdraw by notifying the Administrator.  Dividend payment dates are normally the 15th of March, June, September and December.  The record date for determining shareholders eligible to receive dividends is normally the Friday preceding the payment date by approximately three weeks.

ADVANTAGES

By participating in the Plan you reinvest dividends in shares of Common Stock at, or up to a 5% discount from, market price.  If outstanding shares are purchased, the purchase price includes trading fees.  Since all purchases are consolidated, however, your pro rata share of such fees is likely to be lower than for individual purchases.

Participants in the Plan avoid cumbersome safekeeping requirements and recordkeeping costs through the free safekeeping service and reporting provisions of the Plan.  The Company bears all costs of administering the Plan; however, it reserves the right to amend the Plan to institute a service charge after giving advance notice to participants.

PURCHASES

The number of shares purchased for your account depends on the amount of your dividends and the purchase price at which shares are acquired.  Your Plan account is credited with the number of shares, including fractions computed to four decimal places (“fractional shares”), equal to the amount of your dividend, divided by the average purchase price per share of all shares purchased with the given distribution.  The purchase price includes applicable trading fees and any other purchase costs.

Purchases are made promptly after receipt of funds by the Administrator, and not later than 30 days from receipt, except when restricted under applicable federal securities laws.  Pending investment, your funds are held in a non-interest bearing account.  You become the owner of the shares purchased for you under the Plan on the purchase date.

On the business day preceding the purchase (“Valuation Date”), the Administrator determines whether shares are available at a market price per share (including purchase costs) which is lower than the net asset value per share.  The Company’s net asset value per share is computed each Friday.  The Company furnishes net asset value per share to the Administrator.  Market price is determined on the basis of the last sale price on the New York Stock Exchange (“NYSE”), or if no shares are traded that day, such other market quotations the Administrator deems appropriate.  If the Administrator determines that shares are available at less than per share net asset value, it purchases such shares. Such purchase may be made on the NYSE, or in negotiated transactions, and may be at such times, in such amounts, and on such terms as to price, delivery and otherwise, as the Administrator may determine.

To the extent the Administrator determines that outstanding shares are not available for purchase at less than per share net asset value, the Administrator elects to purchase authorized but unissued shares from the Company. Such shares are purchased at a price per share equal to the higher of (1) the net asset value per share as of Valuation day, or (2) 95% of the closing price on the dividend payment date. No brokerage costs, underwriting expenses or similar charges apply to the acquisition of unissued shares from the Company.

TAXATION

Under current federal income tax law, you are treated as receiving distributions of an amount equal to the fair market value, determined as of the payment date, of the shares purchased under the Plan if the shares are purchased from the Company.  Such value may exceed the amount of the cash distribution that would have been paid.  If outstanding shares are purchased in the open market, the taxable distribution equals the cash distribution that would have been paid.  In either event, the cost basis in the shares received equals the amount recognized as a taxable distribution.  You should consult your own tax adviser to determine particular tax consequences, including various state tax consequences, which may result from participation in the Plan and a subsequent disposal of shares acquired pursuant to the Plan.

REPORTS TO PARTICIPANTS

As soon as practicable after completion of each purchase for your Plan account, the Administrator mails you a statement indicating the amount reinvested, the purchase price per share, the number of shares acquired, and the total number of shares accumulated in your Plan account.  The statement also shows the amount of any differences between the purchase price and the fair market value of the shares on the dividend payment date.  These statements provide a record of the cost of purchases under the Plan and should be retained for tax purposes.  In addition, you receive information annually for federal income tax reporting purposes.

SAFEKEEPING OF SHARES

Unless requested, certificates for shares purchased under the Plan will not be issued.  All shares purchased are held by the Administrator or its nominee for the benefit of participants.  The number of shares purchased for your Plan account is shown on your statement of account.  This feature protects against loss, theft or destruction of stock certificates.  You may also deposit any or all common share certificates of Source Capital held by you with the Administrator for safekeeping. The Administrator provides this service to participants at no charge.  If you wish to use this service, you should complete the appropriate section on the enclosed Authorization Card and return it to the Administrator with the certificate or certificates.  Delivery of certificates is at the risk of the shareholder and, for delivery by mail, insured registered mail with return receipt is recommended.  The receipt of any shares delivered for safekeeping will be shown on your account statement.

Certificates for any specific number of whole shares credited to your Plan account are issued after receipt of your request.  Any remaining full and fractional shares continue to be credited to your Plan account. Certificates representing fractional shares cannot be issued.

VOLUNTARY PARTICIPATION

The Plan is entirely voluntary and you may terminate your participation in the Plan by notifying the Administrator.  To be effective for any given dividend, the Administrator must receive the notice to terminate before the record date for such dividend.  Upon termination, you receive certificates for the full shares credited to your Plan account.  If you elect to receive cash, the Administrator sells such shares and delivers a check for the proceeds, less the trading fees and the Administrator’s service fee. In every case of termination, fractional shares credited to a terminating Plan account are paid in cash at the then-current market price, less any trading fee.

ENROLLMENT AND COMMUNICATIONS

You may enroll in the Plan online through Investor ServiceDirectsm or by signing an Authorization Card and returning it to the Administrator.  You should carefully read the Terms and Conditions of the Plan and retain it for your records.  All communications regarding the Plan should be made directly to the Administrator through the following:

INTERNET

You can obtain information and perform certain transactions on your Source Capital account on-line via Investor ServiceDirectsm.  To gain access, you will require a password which you may establish when you visit the website.  If you have forgotten your password, call 1-877-978-7778 to have it reset.

To access Investor ServiceDirectsm please visit the Mellon Investor Services website at:  www.melloninvestor.com

TELEPHONE

Telephone shareholder customer service, including sale of shares toll-free within the United States and Canada:

1-800-279-1241

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 9:00 a.m. to 7:00 p.m. Eastern Standard Time, Monday through Friday (except holidays).

IN WRITING

You may also write to the Administrator at the following address:

Mellon Investor Services

P.O. Box 3338

South Hackensack, NJ

07606-1938

Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Source Capital, Inc. on all correspondence.

SOURCE CAPITAL, INC.

DIVIDEND REINVESTMENT PLAN

(as amended May 4, 1992)

TERMS AND CONDITIONS

1.                                      In order to participate in the Dividend Reinvestment Plan (the “Plan”), a record holder of shares of common stock or preferred stock of Source Capital, Inc. must submit authorization  to Mellon Bank, N.A. (the “Administrator”).

2.                                      Source Capital pays over promptly to the Administrator all cash distributions (including income dividends, capital gains distributions and payments, if any, from capital) paid on shares of common stock and preferred stock participating in the Plan, including distributions paid on any full or fractional share interest acquired under the Plan. The Administrator, as agent for the participants, applies such funds to the purchase of shares of common stock for each participant. Shares of preferred stock are not purchased under the Plan.

The Administrator determines whether shares of common stock are available at a market price per share (including trading fees  and any other costs of purchase) on the business day preceding the purchase (the “Valuation Date”) which is lower than the net asset value per share, as furnished to the Administrator by Source Capital, as of the Valuation Date. Market price shall be determined on the basis of the closing sales price on the New York Stock Exchange, or if no shares are traded that day, such other market quotations deemed appropriate by the Administrator, which ordinarily shall be the mean between the most recent bid and the asked prices on the New York Stock Exchange. If the Administrator determines that shares are available at such price, it purchases such shares as are available at less than net asset value per share. Such purchase may be made on the New York Stock Exchange, or in negotiated transactions, and may be at such times, in such amounts, and on such terms as to price, delivery and otherwise, as the Administrator may determine.

To the extent the Administrator determines that outstanding shares are not available at less than per share net asset value, the Administrator elects to purchase authorized but unissued shares from Source Capital. Such shares are purchased at a per share price equal to the net asset value per share as of the Valuation Date, or at a price equal to 95% of the per share market price on the Valuation Date, whichever is higher. No brokerage costs, underwriting expenses or similar charges attend the acquisition of shares from Source Capital.

3.                                      In making purchases for a participant, the Administrator may commingle the participant’s funds with those of other participants. The price per share at which the Administrator shall be deemed to have acquired shares for each participant’s account is the average price (including trading fees  and any other costs of purchase) of all shares purchased by it as agent for the participants with the proceeds of a single distribution. Neither the

Administrator nor Source Capital shall have the responsibility for any change in the value of the shares acquired for a participant’s account.

The Administrator shall make every effort to invest all distributions promptly after receipt of such funds, and in no event later than 30 days from such receipt, except where restricted under any applicable federal securities law. Pending investment, participant’s funds are held in a non-interest bearing account.

4.                                      A statement indicating the cash distribution invested, the number of shares purchased, the price per share, and total shares accumulated in the participant’s account (the “Plan Account”) is mailed to each participant as soon as practicable after completion of each investment for a participant’s account.

5.                                      Distributions paid on the shares accumulated in the Plan are included in the Form 1099-DIV information return sent annually to each shareholder.

6.                                      Any stock dividends or shares issued pursuant to a stock split on shares credited to a participant’s Plan Account will be added to the participant’s Plan Account. In a rights offering, warrants representing rights on all shares held of record by each participant and all full shares credited to the participant’s Plan Account, will be mailed directly to the participant in the same manner as to shareholders who are not participating in the Plan.

7.                                      Participants may obtain a certificate for all or part of the full shares credited to their Plan Account at any time by making a request in writing to the Administrator.

8.                                      Participation in the Plan may be terminated by a participant at any time by  notice to that effect to the Administrator. To be effective for any given distribution, the notice to terminate must be received by the Administrator before the record date for such distribution. The Plan or a shareholder’s individual participation in the Plan may be terminated by Source Capital at any time after it mails a notice of intention to terminate to the participant.

Upon termination, a participant receives certificates for the full shares credited to his or her Plan Account. If a participant elects cash, the Administrator sells such shares and delivers a check for the proceeds, less the trading fee  and the Administrator’s service fee. In every case of termination, a fractional share interest credited to a terminating Plan Account is paid in cash at the then-current market price.

9.                                      A participant has the right to vote all shares purchased for such participant under the Plan. Proxies sent to a participant include the number of shares held for the participant under the Plan.

10.                               Recordkeeping functions under the Plan are provided by the Administrator, which also acts as transfer agent for shares of common stock of Source Capital.

11.                               Neither the Administrator, nor Source Capital, nor the Transfer Agent shall be liable hereunder for any act done in good faith, or for any omission to act, including, without limitation, any claims of liability (1) arising out of failure to terminate the participant’s account upon such participant’s death prior to receipt of notice in writing of such death and (2) with respect to the prices at which shares are purchased for the participant’s account and the times such purchases are made.

12.                               These terms and conditions may be supplemented or amended by Source Capital by mailing an appropriate notice to participants at their address of record at least 30 days prior to the effective date of any such supplement or amendment.

13.                               The costs of administering the Plan are borne by Source Capital. However, Source Capital reserves the right to amend the Plan to institute a service charge after advance notice to participants.

14.                               The Plan and its operation are governed by the laws of the State of New York.